April 7, 2021

VIA EDGAR SUBMISSION

Margaret Schwartz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	IVERIC bio, Inc.
Registration Statement on Form S-3
File No. 333-253897
Request for Acceleration

Dear Ms. Schwartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IVERIC bio, Inc. hereby requests acceleration of the effective date of its Registration Statement, as amended, on Form S-3 (File No. 333-253897), so that it may become effective at 5:00 p.m., Eastern time, on April 9, 2021, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Todd D.C. Anderman
Todd D.C. Anderman Senior Vice President, General Counsel & Corporate Secretary